MTS Reports Operating Cash Flow of $558,000 in 2009

MTS Receives NASDAQ Notice of Regaining Listing Compliance

Ra’anana, Israel –March 18, 2010 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management, telecommunications expense management (TEM) solutions and customer care & billing (CC&B) solutions, today announced its financial results for the fourth quarter and the year ended December 31, 2009.

Revenues for the fourth quarter of 2009 were $2.7 million, compared with revenues of $1.9 million in the fourth quarter of 2008. Revenues for the twelve month period ended December 31, 2009 were $11.4 million, compared with revenues of $8.8 million in the 2008 twelve month period.

Net loss for the fourth quarter of 2009 was $168,000 or ($0.04) per diluted share, compared with a net loss of $921,000 or ($0.28) per diluted share in the fourth quarter of 2008. Net loss for the twelve month period ended December 31, 2009 was $877,000 or ($0.20) per diluted share, compared with a net loss of $960,000 or ($0.30) per diluted share for the 2008 twelve month period.

As of March 2, 2010, a one-for-two reverse stock split of our issued and outstanding ordinary shares went into effect following the approval of our shareholders at an extraordinary general meeting.  All numbers of our ordinary shares and earnings per share set forth have been adjusted to reflect the reverse stock split.

The results for the three and twelve month periods ended December 31, 2009 include the operations of the AnchorPoint business that was acquired in December 2008. The results for the twelve months period ended December 31, 2008 include a capital gain of approximately $382,000 from the sale of our ownership interest in cVidya Networks Inc.

“Although we are disappointed with our operating loss, MTS was able to generate positive cash flow of $558,000 during 2009. The gap between our operating loss and positive cash flow is mainly due to the delay we face in revenue recognition due to the product implementation processes in connection with our sales,” said Lior Salansky, President of MTS. “During 2009, MTS implemented a cost reduction plan to improve operating results. In addition to achieving operational efficiencies, we managed to grow our new orders bookings during the second half of 2009 by 30% compared to the first half of the year.”

“We believe that the significant backlog with which we started in January 2010, together with the potential change in market conditions and our increased sales and marketing efforts during 2010 will assist us to overcome the unstable economic environment,” concluded Mr. Salansky.

On March 16, 2010 the Company received a notice from The NASDAQ Stock Market stating that the minimum bid price of the Company's ordinary shares has been at $1.00 or greater for 10 consecutive business days and that the Company has regained compliance with NASDAQ Marketplace Listing Rule 5550(a)(2).

About MTS

MTS is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS’s expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS’s Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

AnchorPoint’s TEM solutions, which MTS acquired in December 2008, enable enterprises to gain visibility and control of strategic assets that drive key business processes and crucial competitive advantage. AnchorPoint’s software, consulting and managed services solutions, including integrated Invoice, Asset, and Usage Management and Business Analytics tools, provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States and Hong Kong, as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors.  MTS shares are traded on the NASDAQ Capital Market (symbol MTSL).  For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:
Company:

Alon Mualem
CFO
Tel: +972-9-7777-540
Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,009	$2,173
Marketable securities	196	227
Trade receivables (net of allowance for doubtful accounts of $ 731 and $ 436 at December 31, 2008 and 2009, respectively)	1,223	771
Unbilled receivables	133	10
Other accounts receivable and prepaid expenses	318	376
Inventories	112	39

Total current assets	3,991	3,896

LONG-TERM ASSETS:
Severance pay fund	682	767
Other investments	5	31
Deferred income taxes	40	35

Total long-term assets	727	833

PROPERTY AND EQUIPMENT, NET	227	175

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	2,198	1,807

Total other assets	5,677	5,286

Total assets	$10,622	$9,890

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2008	2009
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term bank credit and current maturities on bank loan	$45	$-
Trade payables	712	432
Accrued expenses and other liabilities	2,638	2,531
Deferred revenues	2,323	2,741

Total current liabilities	5,718	5,704

LONG-TERM LIABILITIES -
Accrued severance pay	1,105	1,071

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at December 31, 2008 and 2009; Issued: 4,464,376 shares at December 31, 2008 and 2009; Outstanding: 4,458,976 shares at December 31, 2008 and 2009	26	26
Additional paid-in capital	19,410	19,564
Treasury shares (5,400 Ordinary shares at December 31, 2008 and 2009)	(29)	(29)
Accumulated other comprehensive income (loss)	(16)	23
Accumulated deficit	(15,592)	(16,469)

Total shareholders' equity	3,799	3,115

Total liabilities and shareholders' equity	$10,622	$9,890

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		Three months ended December 31,
	2008	2009	2008	2009
Revenues:
Product sales	$5,127	$5,534	$1,419	$1,520
Services	3,624	5,900	459	1,211

Total revenues	8,751	11,434	1,878	2,731

Cost of revenues:
Product sales	1,487	1,863	627	470
Services	834	1,914	161	365

Total cost of revenues	2,321	3,777	788	835

Gross profit	6,430	7,657	1,090	1,896

Operating expenses:
Research and development, net of grants from the OCS	2,688	1,888	574	320
Selling and marketing	1,927	2,914	581	728
General and administrative	3,065	3,618	823	928

Total operating expenses	7,680	8,420	1,978	1,976

Operating loss	(1,250)	(763)	(888)	(80)
Financial income (expenses), net	-	(31)	59	(5)
Capital gain (loss) on sale investment	398	(63)	16	(63)

Loss before taxes on income	(852)	(857)	(813)	(148)
Tax on income (benefit), net	108	(20)	108	20

Net loss	$(960)	$(877)	$(921)	$(168)

Net loss per share:

Basic and diluted net loss per Ordinary share	$(0.30)	$(0.20)	$(0.28)	$(0.04)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	3,264,918	4,458,976	3,371,667	4,458,976